Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Present at Jefferies Global Healthcare Conference in London

LAVAL, Quebec, November 13, 2019 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that Roberto Bellini, BELLUS Health's President and Chief Executive Officer, will present a corporate overview of the Company on Wednesday, November 20, 2019 at the Jefferies Global Healthcare Conference in London.

Presentation Details:

Event: Jefferies Global Healthcare Conference in London
Date/Time: Wednesday, November 20, 2019 at 9:20 a.m. GMT
Location: London

A live webcast may be accessed on the Events and Presentations page under the Investors & News section of BELLUS Health's website at www.bellushealth.com. Following the event, an archived webcast and presentation will be available on the Company’s website.

About BELLUS Health

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

FOR MORE INFORMATION, PLEASE CONTACT:

Investors:
François Desjardins
Vice President, Finance
450-680-4525
fdesjardins@bellushealth.com

Solebury Trout
Chad Rubin
646-378-2947
crubin@troutgroup.com

Media:
Solebury Trout
Joshua R. Mansbach
646-378-2964
jmansbach@troutgroup.com

SOURCE: BELLUS Health Inc.